Exhibit 99.1
Mindray Medical Announces Preliminary 2010 Operating Results
Shenzhen, China — January 10, 2011 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, today announced selected preliminary, unaudited results for the fiscal year ended December 31, 2010.
For the year ended December 31, 2010, Mindray expects net revenues to be approximately US$703 million, compared to US$634.2 million in 2009, representing approximately 10% year-over-year growth.
Based on the estimated full year revenues, the company anticipates 2010 non-GAAP net income to grow about 10% year-over-year. Consistent with the company’s previous annual guidance, the non-GAAP net income figure excludes the $8.6 million corporate income tax reduction recognized in the first quarter of 2010 and assumes a corporate income tax rate of 15% applicable to the Shenzhen subsidiary.
“In 2010, despite the continued uncertainties in economies globally and the impact from various proposed healthcare reforms, we were encouraged to see recovery in some geographic areas,” commented Mr. Xu Hang, Mindray’s Chairman and Co-Chief Executive Officer. “Mindray’s commitment to invest in key international markets has allowed us to capture growth opportunities and demonstrate solid performance in these regions. We have also maintained our focus on innovation and operational excellence, by launching 10 new products, delivering strong margins, and achieving double digit revenue and non-GAAP earnings growth for the year.”
“As we closed the fourth quarter of 2010, we continued to see strong business growth trends in our key international markets. In China, we are on track with our strategic measures to restore growth in non-tender sales,” added Mr. Li Xiting, Mindray’s President and Co-Chief Executive Officer. “Based on these early indications, we are setting an initial 2011 revenue growth target for the overall organization of at least 16%. Over the coming year we will look to grow profits and market share by driving new market segment penetration with products launched over the last two years, increasing efficiency of R&D, focusing on R&D investment to recruit engineering talent and broaden our product pipeline, expanding our presence in important emerging markets, further building up our developed market sales capabilities, leveraging our domestic leadership and progressing with our initiatives in sales force re-alignment, product development, branding and marketing in China. We will also strive to improve the effectiveness of our working capital utilization and adjust our overall strategy as necessary to better compete globally.”
Mindray’s preliminary 2010 results are unaudited and remain subject to the finalization of the company’s year-end closing, reporting and audit processes. 2011 full-year guidance will be provided in the fourth quarter and 2010 year-end earnings announcement.

About Mindray
We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China and through our worldwide distribution network, we are able to supply internationally a broad range of products across three primary business segments, comprised of patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. For more information, please visit http://ir.mindray.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Mindray’s anticipated net revenues and non-GAAP net income for 2010, the applicable China corporate income tax rate for 2011, our ability to restore growth in non-tender sales, projected growth of our market share in 2011, projected growth of net revenues in 2011, our ability to grow profits and market share, new market penetration, expansion of our presence in emerging markets, improving our developed market sales capabilities and improving the effectiveness of our working capital utilization are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors. The anticipated results for 2010 remain subject to the finalization of Mindray’s year-end closing, reporting, and audit processes, particularly as related to accrued expenses, income taxes, share- based compensation expenses, and expense and/or amortization of intangible assets. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 7 of our annual report on Form 20-F, filed on May 7, 2010. Our results of operations for the fourth quarter of 2010 and for fiscal year 2010 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.
Use of Non-GAAP Financial Measures
The company has announced its expected diluted earnings per share for full year 2010 on a non-GAAP basis which is being used in the consistent method from period to period.

Because the financial performance is subject to finalization of the company’s year-end closing, reporting, and audit processes, the company does not provide a specific non-GAAP to US GAAP reconciliation. A reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures will be provided with the company’s audited financial results and adjusted for the effects of share-based compensation, amortization of acquired intangible assets, realignment cost- post acquisition and termination payment, as well as any one-time non-operating income/ charge, all of which are net of related tax impact and dividend by diluted weighted shares outstanding for the year.
For investor and media inquiries please contact:
In the U.S.:
Hoki Luk
Western Bridge, LLC
Tel: +1-646-808-9150
Email: hoki.luk@westernbridgegroup.com
In China:
May Li
Mindray Medical International Limited
Tel: +86-755-2658-2518
Email: may.li@mindray.com